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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G
                                (RULE 13D-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*



                            CCA Prison Realty Trust
                -----------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
          ----------------------------------------------------------
                        (Title of Class of Securities)


                                  12486R 10 8
                        ------------------------------
                                (CUSIP Number)


                               December 31, 1998
           ---------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                              [_] Rule 13d-1(b)

                              [X] Rule 13d-1(c)

                              [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 12486R 10 8             13G                    PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Brookside Capital Partners Fund, L.P.
          EIN No.: 04-3313066
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
          Delaware
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                          SOLE VOTING POWER
                     5
     NUMBER OF            1,565,800 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,565,800 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8        0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          1,565,800 shares
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.13%
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      TYPE OF REPORTING PERSON*
12
               PN

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Item 1(a).  NAME OF ISSUER

     The name of the issuer to which this filing on Schedule 13G relates is CCA Prison Realty Trust (the "Company").

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

     The principal executive offices of the Company are located at 10 Burton Hills Boulevard, Suite 100, Nashville, Tennessee 37215.

Item 2(a).  NAME OF PERSON FILING

     This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P. (the "Brookside Fund"). Brookside Capital Investors, L.P., a Delaware
           --------------
limited partnership ("Brookside Investors"), is the sole general partner of the
                      -------------------
Brookside Fund. Brookside Capital Investors, Inc., a Delaware corporation ("Brookside Inc."), is the sole general partner of Brookside Investors.
  --------------

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     The principal business address of each of the Brookside Fund, Brookside Investors and Brookside Inc. is Two Copley Place, Boston, Massachusetts 02116.

Item 2(c).  CITIZENSHIP

     Each of the Brookside Fund, Brookside Investors and Brookside Inc. is organized under the laws of the State of Delaware.

Item 2(d).  TITLE OF CLASS OF SECURITIES

     The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, par value $.01 per share.

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Item 2(e).  CUSIP NUMBER

     The CUSIP number of the Company's Common Stock is 12486R 10 8.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO (S)(S) 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

(a)  [_]   Broker or dealer registered under section 15 of the Act (15 U.S.C.
     78o).
(b)  [_]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)  [_]   Insurance company as defined in section 3(a)(19) of the Act (15
     U.S.C. 78c).
(d)  [_]   Investment company registered under section 8 of the Investment
     Company Act of 1940 (15 U.S.C. 80a-8).
(e)  [_]   An investment adviser in accordance with (S)13d-1(b)(1)(ii)(E).
(f)  [_]   An employee benefit plan or endowment fund in accordance with
     (S)240.13d-1(b)(1)(ii)(F).
(g)  [_]   A parent holding company or control person in accordance with
     (S)240.13d-1(b)(1)(ii)(G).
(h)  [_]   A savings association as defined in Section 3(b) of the Federal
     Deposit Insurance Act (12 U.S.C. 1813).
(i)  [_]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)  [_]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

     [x]   IF THIS STATEMENT IS FILED PURSUANT TO (S)240.13D-1(C), CHECK THIS
BOX.

Item 4.     OWNERSHIP
Item 4(a).  AMOUNT BENEFICIALLY OWNED

     As of the close of business on December 31, 1998, the Brookside Fund owned 1,565,800 shares of the Common Stock outstanding of the Company. The Brookside Fund has the sole power to vote and dispose of the shares of Common Stock. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Inc. Mr.
W. Mitt Romney is the sole shareholder, sole director, President and Chief Executive Officer of Brookside Inc. and thus is the controlling person of Brookside Inc. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

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Item 4(b).  PERCENT OF CLASS

     As of the close of business on December 31, 1998, the Brookside Fund owned 7.13% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by the Brookside Fund is based upon 21,945,569 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of October 31, 1998 based on representations made in the Company's quarterly report for the quarterly period ended September 30, 1998 on Form 10-Q filed with the Securities and Exchange Commission on November 16, 1998.

Item 4(c). NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i)   sole power to vote or to direct the vote:                 1,565,800
     (ii)  shared power to vote or to direct the vote:               0
     (iii) sole power to dispose or to direct the disposition of:    1,565,800
     (iv)  shared power to dispose or to direct the disposition of:  0

Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not Applicable.

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not Applicable.

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Item 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

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Item 10. CERTIFICATION

          By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Dated:   February 11, 1999


                                        BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                                             By: /s/ Domenic J. Ferrante
                                                -------------------------------
                                                   Name:   Domenic J. Ferrante
                                                   Title:  Managing Director